Exhibit 99.1

KOLIBRI GLOBAL ENERGY INC.

NOTICE OF CHANGE OF AUDITOR PURSUANT TO

SECTION 4.11 OF NATIONAL INSTRUMENT 51-102

February 18, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Manitoba Securities Commission

KPMG LLP

Marcum LLP

Dear Sirs/Mesdames:

Re:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

This Notice of Change of Auditor (the “Notice”) is hereby given by Kolibri Global Energy Inc. (the “Company”) pursuant to NI 51-102. The Company gives notice as follows:

1.	KPMG LLP (the “Former Auditor”) has resigned as auditor of the Company effective September 29, 2023.
2.	The Former Auditor resigned as auditor due to California licensing restrictions that were created upon filing the Company’s initial 40-F registration statement with the SEC in order to be listed on the NASDAQ stock exchange.
3.	The Company has subsequently appointed Marcum LLP (the “Successor Auditor”) as auditor of the Company, with such appointment being effective as of February 18, 2024 until the close of the next annual general meeting of the shareholders of the Company.
4.	The audit committee of the Company (the “Audit Committee”) has considered the resignation of the Former Auditor as the Company’s auditor and recommended the appointment of the Successor Auditor as the Company’s auditor.
5.	The resignation of the engagement of the Former Auditor and the appointment of the Successor Auditor have been approved by the board of directors (the “Board”) of the Company upon recommendation of the Audit Committee.
6.	There were no modifications of opinion by the Former Auditor in the Auditor’s Reports of the two most recently completed fiscal years ended December 31, 2022 and December 31, 2021.
7.	To the knowledge of the Board, no “reportable event” as that term is defined in Section 4.11 of NI 51-102 has occurred in connection with the audit of the two most recently completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an Auditors’ Report was issued.

DATED the 18 day of February, 2024.

KOLIBRI GLOBAL ENERGY INC.

Per:	“Gary Johnson”
Name:	Gary Johnson
Title:	CFO & VP